Exhibit 3.53

RESTATED ARTICLES OF INCORPORATION

OF

MCLEODUSA NETWORK SERVICES, INC.

Pursuant to the provisions of Section 1007 of the Iowa Business Corporation Act, as amended (the “Act”), the undersigned Corporation (the “Corporation”) adopts the following Restated Articles of Incorporation as follows:

I. The name of the Corporation is “MCLEODUSA NETWORK SERVICES, INC.”.

II. The period of its duration is perpetual.

III. The Corporation shall have unlimited power to engage in, and to do any lawful act concerning any and all lawful businesses for which Corporations may be organized under the Act.

IV. The aggregate number of shares which the Corporation shall have authority to issue is one thousand (1,000), all of which shall be common shares without par value.

V. No stockholder of the Corporation shall sell any shares of stock held by him or her in the Corporation without first offering to sell such stock to the Corporation on the same terms and conditions and at the price offered in good faith and in writing by any proposed purchaser. The written offer by such proposed purchaser shall be delivered to the Corporation at the time the stock is offered to the Corporation for sale. The Corporation shall have the right to accept the offer at any time within thirty (30) days from and after the date on which the offer is made to the stockholder and shall exercise the option to purchase by notifying the stockholder in writing. If the Corporation shall not exercise its option to purchase the shares of stock, it shall notify the stockholder in writing within the thirty (30) day period and the shares may then be sold by the stockholder, but only to the proposed purchaser on the same terms and conditions as offered to the Corporation, and only within thirty (30) days from and after the date on which the Corporation declines to exercise its option.

VI. The property, business and affairs of the Corporation shall be managed and controlled by the Board of Directors. The number of Directors of the Corporation shall be one (1), who shall serve as Director until his successors are elected and shall qualify. Any Amendment of this Article VI shall require the affirmative vote of two-thirds ( 2/3rds) of the outstanding shares entitled to vote thereon.

VII. Any plan of merger, plan of share exchange, disposition of the assets of the Corporation requiring shareholder approval under the Act, or dissolution of the Corporation, shall require the affirmative vote of the holders of at least two-thirds ( 2/3rds) of the outstanding shares of each outstanding class of stock of the Corporation. Any Amendment of this Article VII shall require the affirmative vote of two-thirds ( 2/3rds) of the outstanding shares entitled to vote thereon.

VIII. The Director of the Corporation shall not be personally liable to the Corporation or its shareholders for money damages for any action taken, or any failure to take any action, as a director, except for liability for any of the following: (i) the amount of a financial benefit received by a Director to which the Director is not entitled, (ii) an intentional infliction of harm on the Corporation or its shareholders, (iii) a violation of Section 490.833 of the Act (i.e., an unlawful distribution voted for or assented to by the Director and that in taking such action the Director did not comply with the standards of conduct for directors set forth in Section 490.830 of the Act), or (iv) an intentional violation of criminal law. If the Act or Iowa law is amended after the effective date of these Restated Articles of Incorporation to authorize the further elimination or limitation of the liability of directors, then the liability of the Director shall be eliminated or limited to the full extent authorized by the Act or Iowa law, as so amended. Any repeal or modification of this Article shall not adversely affect any right or protection of the Director of the corporation existing at the time of such repeal or modification.

IX. The Corporation may pursuant to the bylaws or by agreement indemnify, and advance expenses to, any director, officer, employee or agent of the Corporation to the fullest extent permitted by the Act. If the Act or Iowa law is amended or modified after the effective date of these Restated Articles of Incorporation to expand the indemnification available to the Corporation’s Director, officers, employees or agents, then the indemnification available to the Corporation’s Director, officers, employees or agents may be so expanded by the bylaws or by agreement to the full extent then permitted.

X. No contract or other transaction between the Corporation and any other corporation shall be affected or invalidated by the fact that any one or more of the directors of this Corporation is interested in, or is a director or officer of, such other corporation, and the Director may be a party to or may be interested in any contract or transaction of this Corporation or in which this Corporation is interested; and no contract, act or transaction of this Corporation with any person or persons, firm or association, shall be affected or invalidated by the fact that the Director of this Corporation is a party to, or is interested in, such contract, act or transaction, or in any way connected with such persons, firm or association. Each person who may become a director of this Corporation is hereby relieved from any liability that might otherwise exist from contracting with the Corporation for the benefit of himself or any firm or corporation in which he may be in any way interested.

XI. The name of the Registered Agent of the Corporation is James E. Thompson, and the Registered Office of the Corporation in the State of Iowa is 6400 C Street SW, Cedar Rapids, IA 52406-3177.

XII. A special meeting of the shareholders of the Corporation may be called upon the written demand of shareholders holding at least twenty-five percent (25%) of all votes entitled to be cast on the issue proposed to be considered at the special meeting, or as provided in the bylaws.

XIII. These Restated Articles of Incorporation shall be effective upon filing with the Secretary of State of the State of Iowa.

XIV. These duly adopted Restated Articles of Incorporation supercede the prior Articles of Incorporation of the Corporation, and all prior amendments thereto.

Dated this 28th day of March, 2007

MCLEODUSA NETWORK SERVICES, INC.

By:	/s/ Bernard Zuroff
Name:	Bernard Zuroff
Title:	General Counsel, GVP & Secretary

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